Exhibit 16.1

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街 22 號 海濱廣場二期 13 樓 1304 室

Tel 電話: (852) 2126 2388     Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

February 10, 2025

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentleman:

We are the former independent registered public accounting firm for KB Global Holdings Limited (the “Company”). We have read the statements made by the Company, which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 Changes in Registrant’s Certifying Accountant of its current report on Form 8-K (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

Centurion ZD & Co.

Hong Kong